Exhibit (p)

[LETTERHEAD OF CORSAIR CAPITAL MANAGEMENT, L.P.]

October 17, 2014

Board of Trustees
Corsair Opportunity Fund
366 Madison Avenue, 12th Floor
New York, New York 10017

To the Board of Trustees:

In order to provide the Corsair Opportunity Fund (the "Fund") with initial capital so as to enable the public offering of shares of the Fund, Corsair Capital Management, L.P. (“Corsair”) is hereby purchasing from the Fund 10,000 shares of beneficial interest, par value $0.001 per share, of the Fund, at a purchase price of $10.00 per share.

Corsair represents and warrants that such purchase of shares is being made for investment purposes and not with a view towards the distribution thereof; and without any present intention of selling such shares.

Very truly yours,

Corsair Capital Management, L.P.

By:	/s/ Thomas Hess
Name:	Thomas Hess
Title:	Chief Financial Officer